Exhibit 99.1

Execution Version

SANDSTORM GOLD LTD.

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ORION MINE FINANCE II LP

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ORION MINE FINANCE III LP

REGISTRATION RIGHTS AGREEMENT

August 15, 2022

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Table of Contents

(continued)

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4.18	Counterparts	21

SCHEDULE A REGISTRATION RIGHTS PROCEDURES		A-1

Exhibit A - Joinder Agreement

ii

REGISTRATION RIGHTS AGREEMENT

THIS AGREEMENT is made as of the 15th day of August, 2022.

AMONG:

SANDSTORM GOLD LTD., a corporation existing under the laws of the Province of British Columbia (the “Company”),

AND:

ORION MINE FINANCE FUND II LP (“Orion Fund II”)

AND:

ORION MINE FINANCE FUND III LP (together with Orion Fund II, the “Shareholders”)

WHEREAS, on the date hereof, pursuant to a plan of arrangement effective as of the date hereof (the “Plan”) involving the Company and Nomad Royalty Company Ltd (“Nomad”), the Company has issued Common Shares (as defined herein) to the Shareholders.

AND WHEREAS, pursuant to the terms of the Plan, the Company and the Shareholders are setting forth their agreements regarding the registration rights of electing Shareholders as shareholders of the Company.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the parties hereto, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement, the following terms have the following meanings:

“Affiliate” means, as to any specified Person, any other Person or entity who directly, or indirectly through one or more intermediaries, (i) controls such specified Person, (ii) is controlled by such specified Person, or (iii) is under common control with such specified Person;

“Agreement” means this Registration Rights Agreement, as it may be supplemented or amended from time to time, and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Agreement, and unless otherwise indicated, references to Articles and Sections are to the specified Articles and Sections, as applicable, of this Agreement;

“Articles” means the certificate and articles of incorporation of the Company, as amended to the date of this Agreement, and as may be amended, replaced or superseded from time to time;

“Board” means the board of directors of the Company;

“Bought Deal” means a public offering of securities as described in the definition of “bought deal agreement” in Section 7.1 of National Instrument 44-101 - Short Form Prospectus Distributions;

“Business Day” means any day, other than Saturday, Sunday or any statutory or civic holiday in the City of New York or the Province of British Columbia;

“Canadian Base Shelf Prospectus” has the meaning ascribed thereto in National Instrument 44-102 - Shelf Distributions;

“Canadian Prospectus” means a prospectus, as such term is used in National Instrument 41-101 - General Prospectus Requirements, including all amendments and supplements thereto, and includes a preliminary prospectus, a (final) prospectus and, collectively, a Canadian Base Shelf Prospectus and a Canadian Shelf Prospectus Supplement;

“Canadian Securities Laws” means, collectively, the applicable securities laws of each of the provinces and territories of Canada and the respective regulations, instruments and rules made under those securities laws, together with all applicable published policy statements, notices, blanket orders and rulings of the securities commissions or regulatory authorities of Canada and of each of the provinces and territories of Canada and the applicable rules and requirements of any Stock Exchange;

“Canadian Securities Regulators” has the meaning set out in Schedule A to this Agreement;

“Canadian Shelf Prospectus Supplement” has the meaning given to it in National Instrument 44-102 - Shelf Distributions;

“Common Shares” means the common shares in the capital of the Company;

“Company” has the meaning set out in the preamble to this Agreement;

“Company Indemnitee” has the meaning set out in Section 3.2(c);

“Control” or “control” means the possession by any Person of the ownership, control or direction, directly or indirectly, of 50% or more of the outstanding voting securities of a Person, or the power to direct or cause, directly or indirectly, the direction of the management and policies of a Person (whether by contract or otherwise), and, if such Person is a limited partnership, control means the possession by any Person of the ownership, control or direction, directly or indirectly, of 50% or more of the outstanding voting securities of the general partner of the limited partnership, or the power to direct or cause, directly or indirectly, the direction of the management and policies of the general partner of the limited partnership (whether by contract or otherwise); and each of “controlled by” or “controlling” has a corresponding meaning;

“Convertible Securities” means securities directly or indirectly convertible into, exchangeable for or exercisable to acquire Common Shares;

“Covered Person” has the meaning set out in Section 3.2(a);

“Demand Registration” has the meaning set out in Section 2.1(a);

“Director” means a director on the Board;

“Distribution” means a sale or distribution of Common Shares to the public by way of (i) a Canadian Prospectus under Canadian Securities Laws in one or more jurisdictions in Canada, other than Quebec, (ii) a Registration Statement under U.S. Securities Laws in the United States or (iii) a combination of (i) and (ii);

“FINRA” means the Financial Industry Regulatory Authority;

“Free Writing Prospectus” means a Company free writing prospectus, as defined in Rule 433 under the U.S. Securities Act, relating to an offer of the Common Shares;

“Indemnified Party” has the meaning set out in Section 3.4;

“Indemnifying Party” has the meaning set out in Section 3.4;

“Initiating Notice” has the meaning set out in Section 2.1(a);

“Losses” has the meaning set out in Section 3.2(a);

“Minimum Price” has the meaning set out in Section 2.3(a)(ii);

“MJDS” means the multijurisdictional disclosure system established by the United States and Canada;

“BC Securities Act” means the Securities Act (British Columbia), as the same may be amended from time to time, and any successor legislation thereto, except where otherwise expressly provided;

“Party” or “Parties” means one or more of the parties to this Agreement and includes any Person who becomes a party hereto by execution of a joinder agreement substantially in the form of Exhibit A hereto;

“Person” means any individual, partnership, limited partnership, corporation, company, limited liability company, unlimited liability company, unincorporated organization, association, trust, joint venture or government;

“Permitted Transferee” means with respect to any Shareholder, an Affiliate of such Shareholder, provided, however, that any such transferee shall agree in a writing in the form attached as Exhibit A hereto to be bound by and to comply with all applicable provisions of this Agreement;

“Plan ” has the meaning set out in the preamble to this Agreement;

“Price Range” has the meaning set out in Section 2.1(g);

“Prospectus” means (i) the prospectus included in any Registration Statement, all amendments and supplements to such prospectus, including post-effective amendments and supplements, and all other material incorporated by reference in such prospectus, and (ii) any Free Writing Prospectus;

“Registrable Securities” means the Common Shares acquired pursuant to the Plan that are held or controlled by any Shareholder, until the earliest date on which such Common Shares (i) are no longer beneficially owned (within the meaning of applicable Securities Laws) by a Shareholder, (ii) have been resold to Persons other than a Shareholder pursuant to Rule 144 under the U.S. Securities Act or pursuant to an exemption from the requirement to prepare a Canadian Prospectus under the Canadian Securities Laws or (iii) have been resold by a Shareholder under an effective Registration Statement or Canadian Prospectus;

“Registration Statement” means any registration statement of the Company filed with, or to be filed with, the SEC under the U.S. Securities Act including the related Prospectus, amendments and supplements to such registration statement, include pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement, other than a registration statement (and related Prospectus) filed on Form S-4, Form F-4 or Form S-8 or any successor form thereto;

“SEC” means the Securities and Exchange Commission or any successor agency having jurisdiction under the U.S. Securities Act;

“Securities Laws” means, collectively, the Canadian Securities Laws and the U.S. Securities Laws;

“Shareholder” means (i) any Shareholder or (ii) any Permitted Transferee that has acquired Registrable Securities from a Shareholder and that has entered into a joinder agreement substantially in the form of Exhibit A hereto, in each case so long as such Person continues to hold any Registrable Securities;

“Shareholders’ Expenses” has the meaning set out in Section 2.5;

“Shelf Registration” has the meaning set out in Section 2.2(a);

“Shelf Registration Statement” has the meaning set out in Section 2.2(a);

“Shelf Underwritten Offering” has the meaning set out in Section 2.2(d);

“Stock Exchange” means any stock exchange on which the securities of the Company are listed and/or traded, including but not limited to the Toronto Stock Exchange and the New York Stock Exchange;

“underwriter” and all terms which are derivatives thereof shall be deemed to include “best efforts agent” and all terms which are derivatives thereof, as appropriate;

“Underwriters’ Cutback” has the meaning set out in Section 2.3(a);

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Laws” means, collectively, the U.S. Securities Act, the U.S. Exchange Act, the applicable securities laws of each of the states of the United States and the respective regulations, instruments and rules made under those securities laws, together with all applicable published policy statements, notices, blanket orders and rulings of the securities commissions or regulatory authorities of the United States and of each of the states of the United States and the applicable rules and requirements of any United States national securities exchange; and

“Valid Business Reason” has the meaning set out in Section 2.1(c)(ii).

1.2	Headings and Table of Contents

The inclusion of headings and a table of contents in this Agreement are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3	Gender and Number

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders or the neuter, and words importing the neuter include all genders.

1.4	Rules of Construction

The Parties to this Agreement waive the application of any law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

Article 2
REGISTRATION RIGHTS

2.1	Demand Registration Rights
(a)	At any time and from time to time from and after the date hereof, the Shareholders shall have the right, subject to the limitations of this Article 2, to require the Company to register under the U.S. Securities Act the offer and sale to the public of any Registrable Securities held by such Shareholders under a Registration Statement and, if necessary in connection therewith, to file a Canadian Prospectus under applicable Canadian Securities Laws, and take such other steps as may be necessary to facilitate the Distribution of all or any portion of the Registrable Securities held by such Shareholders (a “Demand Registration”), by giving written notice of such Demand Registration to the Company (the “Initiating Notice”). Under no circumstances shall the Company be obligated to effect more than an aggregate of three (3) registrations pursuant to a Demand Registration by the Shareholders under this Section 2.1(a) with respect to any or all Registrable Securities held by such Shareholders.

(b)	Upon exercise of a Demand Registration right as set forth in Section 2.1(a), the Company shall, subject to the limitations of this Article 2 and applicable Securities Laws, use reasonable best efforts to as expeditiously as practicable (i) prepare and file a Registration Statement relating to such Demand Registration and cause such Registration Statement to become effective under the U.S. Securities Act as soon as practicable thereafter, and, if necessary in connection therewith, (ii) prepare and file a Canadian Prospectus under applicable Canadian Securities Laws and, if applicable, secure the issuance of a receipt for a Canadian Prospectus, and promptly thereafter take such other steps as may be necessary in order to permit the Distribution of all or any portion (as may be reduced pursuant to Section 2.4) of the Registrable Securities of the Shareholders requested to be included in such Demand Registration, together with any Common Shares to be offered and sold by the Company in such Demand Registration as contemplated in Section 2.1(f). The Company, the Shareholders shall cooperate in a timely manner in connection with any such Demand Registration and the procedures in Schedule A shall apply to such Distribution.
(c)	The Company shall not be obliged to effect a Demand Registration under this Section 2.1:
(i)	in any particular calendar year after having complied with two Demand Registration requests in the aggregate from the Shareholders and/or their Permitted Transferees in such calendar year pursuant to this Section 2.1 or Section 2.2(d), or if within the preceding 180 days a Demand Registration was effected;
(ii)	in the event the Board reasonably determines in its good faith judgment that either: (A) compliance with the Demand Registration, after giving effect to the Company’s participation in such Demand Registration as contemplated in Section 2.1(f), would (x) impede the ability of the Company to consummate a material financing, acquisition, corporate reorganization, merger or other material transaction involving the Company which is pending, proposed or under active engagement with underwriters and/or the board of the Company or (y) could reasonably be expected to result in a material adverse effect on the business or prospects of the Company; or (B) there exists at the time material non-public information relating to the Company that the Company has a bona fide purpose for preserving as confidential and the disclosure of which would be detrimental to the Company (each of (A) and (B) being a “Valid Business Reason”), then in either case, the Company’s obligations under this Section 2.1 may be deferred for a period of not more than 90 days from the date of receipt of the Initiating Notice and no more than once in any 12-month period; provided, however, that the Company shall give written notice to the Shareholders: (1) of its determination to postpone compliance with the Demand Registration; (2) subject to compliance by the Company with applicable Securities Laws, of the facts giving rise to the Valid Business Reason; and (3) of the time at which it determines the Valid Business Reason to no longer exist; or

(iii)	if the anticipated gross aggregate offering price of the Registrable Securities to be registered or qualified in connection with such Demand Registration, including the value of any Registrable Securities which may be included in the Distribution pursuant to Section 2.1(f), is less than $50,000,000.
(d)	An Initiating Notice shall:
(i)	specify the names of the requesting Shareholders intending to offer and sell Registrable Securities and the number of Registrable Securities that such Shareholders intend to offer and sell;
(ii)	express the intention of the requesting Shareholders to offer or cause the offering of such Registrable Securities;
(iii)	describe the nature or methods of the proposed offer and sale thereof and specify whether the offer shall be made in the United States and/or Canada;
(iv)	contain the undertaking of the requesting Shareholders to provide all such information regarding their holdings and the proposed manner of distribution thereof as may be required in order to permit the Company to comply with all applicable Securities Laws; and
(v)	specify whether such offer and sale shall be made by an underwritten offering.
(e)	In the case of an underwritten public offering initiated pursuant to this Section 2.1, the requesting Shareholders shall have the right to select the managing underwriter or underwriters to effect the Distribution in connection with such Demand Registration; provided that if the number of Common Shares to be offered and sold by the Company in such Demand Registration as contemplated in Section 2.1(f) exceeds the number of Common Shares to be offered and sold by the requesting Shareholders, then the consent of the Company shall be required for such managing underwriter selection, which consent shall not be unreasonably withheld. The Company shall have the right to retain counsel of its choice to assist it in fulfilling its obligations under this Article 2.
(f)	The Company shall be entitled to include Common Shares in any Demand Registration for its own account, subject to the terms and conditions herein.
(g)	Notwithstanding any of the provisions of this Section 2.1 to the contrary, if the managing underwriter or underwriters shall impose a limitation on the number or kind of securities which may be included in any Distribution because, in its reasonable judgment, the inclusion of securities requested to be included in such Distribution exceeds the number of securities which can be sold in an orderly manner in such offering within a price range reasonably acceptable to (i) the requesting Shareholders and (ii) in the event the Company elects to participate in such Demand Registration pursuant to Section 2.1(f), the Company (the “Price Range”), then the requesting Shareholders and, if applicable, the Company, shall be entitled to include in such Distribution only such portion of the Common Shares that have been requested to be included in such Distribution as is determined in good faith by such managing underwriter or underwriters in the priority provided in Section 2.3(a).

(h)	Subject to Section 2.1(c) of Schedule A, all such Shareholders proposing to distribute their Registrable Securities through an Underwritten Offering under this Section 2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering. In the case of an underwritten Demand Registration, the Shareholders and their representatives may participate in the negotiation of the terms of any underwriting agreement with respect to the rights, obligations, representations, warranties, covenants and indemnities specifically applicable to such Shareholders. Such participation in, and the Company’s completion of, the underwritten Demand Registration is conditional upon each of the Shareholders and the Company agreeing that the terms of any underwriting agreement are satisfactory to it, in its reasonable discretion.
2.2	Shelf Registration and Take-Down
(a)	The Shareholders shall have the right to require the Company at any time and from time to time to file a shelf Registration Statement with the SEC pursuant to MJDS or Rule 415 under the U.S. Securities Act (a “Shelf Registration Statement”), and if necessary pursuant to the MJDS in connection therewith, to file a Canadian Prospectus pursuant to the provisions of National Instrument 44-102 - Shelf Distributions, which, for greater certainty, shall include BC Instrument 45-503 - Exemption from Certain Prospectus Requirements for Canadian Well-known Seasoned Issuers, and take such other steps as may be necessary to register the Distribution in the United States of all or any portion of the Registrable Securities held by the Shareholders (a “Shelf Registration”), by giving an Initiating Notice with the information required in section 2.1(d) of such Shelf Registration to the Company.
(b)	Upon exercise of a Shelf Registration right as set forth in Section 2.2(a), the Company shall, and applicable Securities Laws, use reasonable best efforts to as expeditiously as practicable prepare and file a Shelf Registration Statement relating to such Shelf Registration and cause such Shelf Registration Statement to become effective under the U.S. Securities Act, and, as required, prepare and file a preliminary Canadian Base Shelf Prospectus (if applicable) and a final Canadian Base Shelf Prospectus relating to such Shelf Registration and secure the issuance of a receipt for such preliminary Canadian Base Shelf Prospectus (if applicable) and final Canadian Base Shelf Prospectus, and promptly thereafter take such other steps as may be necessary in order to permit the Distribution in the United States of all or any portion (as may be reduced pursuant to Section 2.3) of the Registrable Securities of the Shareholders requested to be included in such Shelf Registration.
(c)	Upon filing any Shelf Registration Statement and, if required, a Canadian Base Shelf Prospectus, the Company shall use its reasonable best efforts to keep such Shelf Registration Statement effective with the SEC and, if required such Canadian Base Shelf Prospectus effective with the applicable Canadian Securities Regulators, respectively, at all times and to re-file such Shelf Registration Statement or renew such Canadian Base Shelf Prospectus upon its expiration by filing a preliminary Canadian Base Shelf Prospectus (if applicable) and final Canadian Base Shelf Prospectus, and to cooperate in any shelf take-down, whether or not underwritten, by amending or supplementing any Shelf Registration Statement or Canadian Base Shelf Prospectus related to such Shelf Registration as may be reasonably requested by the Shareholders or as otherwise required, until such time as all Registrable Securities that could be sold pursuant to such Shelf Registration Statement have been sold, are no longer outstanding or otherwise cease to be “Registrable Securities”.

(d)	At any time that a Shelf Registration Statement is effective, if the Shareholders deliver a notice to the Company stating that they intend to effect an underwritten public offering of all or part of the Registrable Securities included on the Shelf Registration Statement (a “Shelf Underwritten Offering”), then the Company shall file a prospectus supplement to the Shelf Registration Statement and any applicable Canadian Prospectus as may be necessary to enable such Registrable Securities to be distributed pursuant to the Shelf Underwritten Offering, which Shelf Registration shall be deemed a “Demand Registration” for all purposes in this Agreement. Such notice shall include substantially the same information as required by Section 2.1(d) for an Initiating Notice and shall be considered an “Initiating Notice” for all purposes in this Agreement, to the extent the applicable as the context may require. The Shareholders’ rights to request a Shelf Underwritten Offering under the Shelf Registration Statement with respect to the Registrable Securities held by the Shareholders shall be in addition to the other registration rights provided in this Article 2; provided that the Company shall not be obligated to effect any such Shelf Underwritten Offering for any of the reasons set forth in Section 2.1(c) for a Demand Registration, mutatis mutandis, including, without limitation, Section 2.1(c)(i). In addition, the provisions of clause 2.1(e) of Section 2.1 shall apply to any Shelf Underwritten Offering, mutatis mutandis. The Company and the Shareholders shall cooperate in a timely manner in connection with any such Shelf Underwritten Offering and the procedures in Schedule A shall apply to such Shelf Underwritten Offering. The obligations of the Company in this Section 2.2 shall be subject to such timely cooperation of the Shareholders.
2.3	Underwriters’ Cutback
(a)	If, in connection with a Demand Registration, the managing underwriter or underwriters shall impose a limitation on the number or kind of securities which may be included in any such Distribution (an “Underwriters’ Cutback”) because, in its reasonable judgment, the inclusion of securities requested to be included in such offering exceeds the number of securities which can be sold in an orderly manner in such offering within the Price Range, then the Shareholders and the Company shall be obligated to include in such Distribution such securities as is determined in good faith by such managing underwriter or underwriters in the following priority:
(i)	first, such Registrable Securities requested to be qualified by the Shareholders, pro rata among such Shareholders based on the number of Registrable Securities held by such Shareholders; and

(ii)	second, if there are any additional Registrable Securities that may be underwritten at no less than the lowest price in the Price Range (the “Minimum Price”) after allowing for the inclusion of all of the Registrable Securities required under (i) above, such Registrable Securities requested to be qualified by the Shareholders, pro rata among such Shareholders based on the number of Registrable Securities held by such Shareholders; provided that, if any Registrable Securities requested to be qualified by such Shareholders are not otherwise included in the Distribution, such Registrable Securities that are not so included shall be included in an over-allotment option which shall be granted to the underwriters in connection with such Distribution for such amount of Registrable Securities requested to be qualified by such Shareholders that were not otherwise included in such Distribution, up to an aggregate maximum number as is equal to 15% of the Registrable Securities referred to in (i) above; and
(iii)	third, if there are any additional Registrable Securities that may be underwritten at no less than the Minimum Price after allowing for the inclusion of all of the Registrable Securities required under (i) above, such Registrable Securities offered by the Company for its own account; provided that, if any Registrable Securities requested to be qualified by the Company are not otherwise included in the Distribution, such Registrable Securities that are not so included shall be included in an over-allotment option which shall be granted to the underwriters in connection with such Distribution for such amount of Registrable Securities requested to be qualified by the Company that were not otherwise included in such Distribution, up to an aggregate maximum number as is equal to 15% of the Registrable Securities referred to in (i) above.
(b)	Notwithstanding the foregoing, if there would exist a Valid Business Reason pursuant to clause (A) of the definition thereof, but the Company’s participation and priority allocation in such Demand Registration as contemplated in Section 2.1(f) would be sufficient to avoid such Valid Business Reason, then the Shareholders and the Company shall be obligated to include such securities proposed to be included in such Distribution that may be underwritten at no less than the Minimum Price in accordance with a priority as shall be determined in good faith by and among the Shareholders, the Company and such managing underwriter or underwriters.
2.4	Withdrawal of Registrable Securities
(a)	Each Shareholder will have the right to withdraw its request for inclusion of its Registrable Securities in any Demand Registration pursuant to Section 2.1 by giving written notice to the Company of its request to withdraw; provided, however, that:
(i)	such request must be made in writing prior to the execution of the enforceable Bought Deal letter or underwriting agreement with respect to such Distribution; and

(ii)	such withdrawal will be irrevocable and, after making such withdrawal, such Shareholder will no longer have any right to include its Registrable Securities in the Distribution pertaining to which such withdrawal was made.
(b)	Provided that a Shareholder withdraws all of its Registrable Securities from a Demand Registration, in accordance with Section 2.4(a) prior to the effectiveness of a Registration Statement (or in the case of an Shelf Underwritten Offering pursuant to the MJDS or Rule 415, at least five (5) business days prior to the time of pricing of the applicable offering) or the filing of a preliminary Canadian Prospectus, as applicable, such Shareholder shall be deemed to not have participated in or requested such Demand Registration.
(c)	Notwithstanding Section 2.4(a)(i), if a Shareholder withdraws its request for inclusion of its Registrable Securities from a Demand Registration, at any time after having learned of a material adverse change in the condition, business or prospects of the Company, such Shareholder shall be deemed to not have participated in or requested such Demand Registration.
(d)	Notwithstanding the foregoing, if the Company defers the filing of a Registration Statement or a Canadian Prospectus pursuant to Section 2.1(c)(ii) and if the Shareholders, as applicable, at any time prior to receiving written notice that the Valid Business Reason for such deferral no longer exists, advise the Company in writing that they have determined to withdraw their request for a Demand Registration, then such Demand Registration and the request therefor shall be deemed to be withdrawn and such request will be deemed not to have been made for purposes of determining whether the Shareholders exercised their right to a Demand Registration.
2.5	Expenses

All expenses incurred in connection with a Demand Registration or Shelf Registration pursuant to Section 2.1 and Section 2.2, as applicable (excluding underwriters’ fees applicable to the sale of Shareholders’ Registrable Securities, if any, applicable transfer taxes, if any, and fees and disbursements of counsel to the Shareholders (which counsel shall be selected by the Shareholders), which shall be borne by the Shareholders (the “Shareholders’ Expenses”)), including: (i) Canadian Securities Regulators, applicable U.S. and Canadian Stock Exchange registration listing and filing fees relating to the Registrable Securities; (ii) fees and expenses of compliance with applicable Securities Laws; (iii) printing and copying expenses; (iv) messenger and delivery expenses; (v) expenses incurred in connection with any road show and marketing activities; (vi) fees and disbursements of counsel to the Company; (vii) fees and disbursements of all independent public accountants (including the expenses of any audit and/or “comfort” letter) and fees and expenses of any other special experts retained by the Company; and (viii) any other fees and disbursements of underwriters customarily paid by issuers or sellers of securities (but excluding the Shareholders’ Expenses), shall be borne by the Company.

2.6	Rules 144 and Regulation S

The Company shall file the reports required to be filed by it under the U.S. Securities Act and the U.S. Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Company is not required to file such reports, it will, upon the request of any Shareholder, make publicly available such necessary information for so long as necessary to permit sales that would otherwise be permitted by this Agreement pursuant to Rule 144 or Regulation S under the U.S. Securities Act, as such rules may be amended from time to time or any similar rule or regulation hereafter adopted by the SEC), and it will take such further action as any Shareholder may reasonably request, all to the extent required from time to time to enable such Shareholder to sell Registrable Securities without registration under the U.S. Securities Act in transactions that would otherwise be permitted by this Agreement and within the limitation of the exemptions provided by (i) Rule 144 or Regulation S under the Securities Act, as such rules may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any Shareholder, the Company will deliver to such Shareholder a written statement as to whether it has complied with such requirements and, if not, the specifics thereof.

2.7	Compliance with Canadian Securities Laws

With a view to making available the benefits of Canadian Securities Laws that may at any time permit the resale of Registrable Securities without the filing of a Canadian Prospectus, the Company agrees to use its reasonable best efforts to (a) file with the appropriate Canadian Securities Regulators in a timely manner all reports and other documents required under Canadian Securities Laws, and (b) so long as any Shareholder owns any Registrable Securities, furnish to any Shareholder forthwith upon request a written statement by the Company stating that the Company is a reporting issuer and is not in default of any requirement under Canadian Securities Laws.

Article 3
INFORMATION; ACCESS; INDEMNIFICATION

3.1	Preparation; Reasonable Investigation

In connection with the preparation and filing of any Registration Statement or Canadian Prospectus in connection with a Demand Registration or Shelf Registration as herein contemplated, the Company will give the Shareholders, the underwriter or underwriters of such Distribution, if any, and their respective counsel, auditors and other representatives, the opportunity to fully participate in the preparation of such documents and each amendment thereof or supplement thereto, and shall insert therein such material furnished to the Company in writing, which in the reasonable judgment of the Company and its counsel should be included, and will give each of them such reasonable and customary access to the Company’s books and records and such reasonable and customary opportunity to discuss the business of the Company with its officers and auditors, and to conduct all reasonable and customary due diligence which the Shareholders and the underwriters or underwriter, if any, and their respective counsel may reasonably require in order to conduct a reasonable investigation in order to enable such underwriters to execute any certificate required to be executed by them in the United States or Canada for inclusion in such documents, provided that the Shareholders and the underwriters agree to maintain the confidentiality of such information.

3.2	Indemnification by the Company
(a)	In connection with any Demand Registration or Shelf Registration, the Company will, without limitation as to time, indemnify and hold harmless, to the fullest extent permitted by law, each Shareholder and its Affiliates and each of their respective officers and directors and agents and each person who controls such Shareholder (within the meaning of the Securities Act) (each such Person being referred to herein as a “Covered Person”), from and against any loss, liability, claim, damage, cost, expense, judgment, fine, penalty and charge whatsoever (including reasonable legal fees and expenses), including any amounts paid in settlement of any investigation, order, litigation, proceeding or claim, joint or several (collectively, “Losses”), as incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement, Prospectus, preliminary Prospectus, offering circular, Free Writing Prospectus, Canadian Prospectus, or any amendment or supplement thereto, including all documents incorporated therein by reference, incident to any such registration, qualification, or compliance, or based on any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus, in light of the circumstances under which they were made) not misleading and will reimburse each such Covered Person for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such Loss as such expenses are incurred; provided that the Company shall not be liable under this Section 3.2(a) for any settlement of any action effected without its written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided further that the indemnity provided for in this Section 3.2(a) in respect of a given Shareholder shall not apply to any loss, liability, claim, damage or expense to the extent incurred, arising out of or based upon any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by such Shareholder stating that such information is being provided for use in the Registration Statement, Prospectus, preliminary Prospectus, offering circular, Free Writing Prospectus, Canadian Prospectus, or any amendment or supplement thereto. Any amounts advanced by the Company to an Indemnified Party pursuant to this Section 3.2(a) as a result of such losses will be returned to the Company if it is finally determined by a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by the Company hereunder. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of a Shareholder.
(b)	For greater certainty, the rights to indemnification provided in Section 3.2(a) may be exercised by each Shareholder individually and separately from the rights to indemnification of the other Shareholders provided in Section 3.2(a), and shall not be affected in any way by the exercise, non-exercise or waiver, in whole or in part, by any other Shareholder of such rights to indemnification.

(c)	The Company hereby acknowledges and agrees that any Person entitled to indemnification pursuant to Section 3.2 (a “Company Indemnitee”) may have certain rights to indemnification, advancement of expenses and/or insurance provided by other sources. The Company hereby acknowledges and agrees (i) that it is the indemnitor of first resort (i.e., its obligations to a Company Indemnitee are primary and any obligation of such other sources to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Company Indemnitee are secondary) and (ii) that it shall be required to advance the full amount of expenses incurred by a Company Indemnitee and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement without regard to any rights a Company Indemnitee may have against such other sources. The Company further agrees that no advancement or payment by such other sources on behalf of a Company Indemnitee with respect to any claim for which such Company Indemnitee has sought indemnification, advancement of expenses or insurance from the Company shall affect the foregoing, and that such other sources shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Company Indemnitee against the Company.
3.3	Indemnification by Shareholders
(a)	In connection with any Demand Registration and/or Shelf Registration in which a Shareholder is participating, each Shareholder, on a several and individual (not joint or joint and several) basis and with respect to itself only, will indemnify and hold harmless the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) from and against any Losses, as incurred, arising out of or based upon any untrue statement or omission of a material fact, or alleged untrue statement or omission of a material fact, made in the Registration Statement, Prospectus, preliminary Prospectus, offering circular, Free Writing Prospectus or Canadian Prospectus, as applicable, included in reliance upon and in conformity with written information furnished to the Company by such Shareholder and relating solely to such Shareholder, stating that such information is being provided for use therein; provided, however, that such Shareholder shall not be liable under this Section 3.3(a) for any settlement of any action effected without its written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided further that the indemnity provided for in this Section 3.3(a) shall not apply to any Loss to the extent arising out of an untrue statement or omission or alleged untrue statement or omission contained in any Registration Statement, Prospectus, preliminary Prospectus, offering circular, Free Writing Prospectus or Canadian Prospectus relating to a Demand Registration and/or Shelf Registration if the Company or any underwriter failed to send or deliver a copy of the Registration Statement, Prospectus, preliminary Prospectus, offering circular, Free Writing Prospectus or Canadian Prospectus to the Person asserting such Losses on or prior to the delivery of written confirmation of any sale of securities covered thereby to such Person in any case where such Registration Statement, Prospectus, preliminary Prospectus, offering circular, Free Writing Prospectus or Canadian Prospectus corrected such untrue statement or omission except in the circumstances where the obligation to deliver a Prospectus, preliminary Prospectus, offering circular, Free Writing Prospectus or Canadian Prospectus was on the Shareholder for a sale of Registrable Securities under a Shelf Registration not involving an Underwritten Offering. Any amounts advanced by a Shareholder to an Indemnified Party pursuant to this Section 3.3(a) as a result of such losses will be returned to such Shareholder if it is finally determined by a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by such Shareholder hereunder. The Shareholders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

(b)	Notwithstanding any provision of this Agreement or any other agreement, in connection with any Demand Registration or Shelf Registration, in no event will a Shareholder be liable for indemnification or contribution hereunder for an amount greater than the net sales proceeds after underwriting fees, commissions and discounts (but before any taxes and expenses which may be payable by such Shareholder) actually received by such Shareholder from the sale of Registrable Securities covered by such Registration Statement (less the aggregate amount of any damage which the Shareholder has otherwise been required to pay in respect of such Loss or any substantially similar Loss arising from the sale of such Registrable Securities).
3.4	Defence of the Action by the Indemnifying Parties

Each party entitled to indemnification under Section 3.2 or Section 3.3, as applicable, (the “Indemnified Party”) will give written notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, but the delay or omission to so notify the Indemnifying Party shall not relieve it from any liability which it may have to the Indemnified Party pursuant to the provisions of Section 3.2 or Section 3.3, as applicable, except to the extent that the Indemnifying Party has been materially prejudiced by such delay or failure. The Indemnifying Party will have the right, exercisable by giving written notice to an Indemnified Party promptly after the receipt of written notice from such Indemnified Party of such claim or proceeding, to, unless in the Indemnified Party’s reasonable judgment a conflict of interest between such Indemnified Parties and Indemnifying Parties may exist in respect of such claim, assume, at the Indemnifying Party’s expense, the defense of any such claim or proceeding, with counsel reasonably satisfactory to such Indemnified Party; provided, however, that an Indemnified Party will have the right to employ its own counsel in any such claim or proceeding and to participate in the defense thereof, but the legal fees and expenses of such counsel will be at the expense of the Indemnified Party, unless (i) the employment of such counsel is authorized in writing by the Indemnifying Party in connection with the defence of such action, or (ii) the Indemnifying Party fails promptly to assume, or in the event of a conflict of interest cannot assume, the defense of such claim or proceeding or fails to employ counsel reasonably satisfactory to such Indemnified Party or (iii) the Indemnified Party reasonably concludes, based on the opinion of counsel, that there may be defences available to it or them which are different from or additional to those available to the Indemnifying Party (in which case the Indemnifying Party shall not have the right to direct the defence of such action on behalf of the Indemnified Party), in any of which events the reasonable fees and expenses will be borne by the Indemnifying Party, provided, further, that in no event shall the Indemnifying Party be required, in connection with any one such claim or proceeding or separate but substantially similar or related claims or proceedings in the same jurisdiction, arising out of the same general allegations or circumstances, to pay the fees and expenses of more than one firm of attorneys (together with appropriate local counsel) at any time for all of the Indemnified Parties. Whether or not such defense is assumed by the Indemnifying Party, such Indemnifying Party will not be subject to any liability for any settlement made without its consent (but such consent will not be unreasonably withheld or delayed). The Indemnifying Party shall not consent to entry of any judgment or enter into any settlement that (x) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release, in form and substance reasonably satisfactory to the Indemnified Party, from all liability in respect of such claim or litigation for which such Indemnified Party would be entitled to indemnification hereunder or (y) involves the imposition of equitable remedies or the imposition of any obligations on the Indemnified Party or adversely affects such Indemnified Party other than as a result of financial obligations for which such Indemnified Party would be entitled to indemnification hereunder.

3.5	Contribution
(a)	If the indemnification provided for in Section 3.2 or Section 3.3 (as applicable) is unavailable to a party that would have been an Indemnified Party under Section 3.2 or Section 3.3 (as applicable) in respect of any Losses, then each party that would have been an Indemnifying Party hereunder will, in lieu of indemnifying such Indemnified Party, contribute to the amount paid or payable by such Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and such Indemnified Party on the other hand in connection with the statement or omission which resulted in such Losses, as well as any other relevant equitable considerations. The relative fault will be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or such Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, no Person guilty of misrepresentation within the meaning of applicable Securities Laws will be entitled to contribution from any Person who was not guilty of misrepresentation. The amount paid or payable by a party under this Section 3.5 as a result of the Losses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. The Company and the Shareholders agree that it would not be just and equitable if contribution pursuant to this Section 3.5 were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to above in this Section 3.5. Notwithstanding the provisions of this Section 3.5, an Indemnifying Party that is a Shareholder of Registrable Securities shall not be required to contribute any amount in excess of the amount that such Indemnifying Party has otherwise been, or would otherwise be, required to pay pursuant to Section 3.3 by reason of such untrue or alleged untrue statement or omission or alleged omission. No Shareholder shall be liable for contribution under this Section 3.5, except under such circumstances as such Shareholder would have been liable for indemnification under this Article 3 if such indemnification were enforceable under applicable law.

(b)	Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are more favorable to the Shareholders in such offering than the foregoing provisions, the provisions in the applicable underwriting agreement shall control.
3.6	Survival

The indemnification provided for under this Agreement will survive the expiry of this Agreement and will remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Party or any officer, director or controlling Person of such Indemnified Party and will survive any transfer of securities pursuant thereto.

3.7	Shareholder is Trustee

The Company hereby acknowledges and agrees that, with respect to this Article 3, each Shareholder is contracting on its own behalf and as agent for their respective Covered Persons referred to in this Article 3. In this regard, each Shareholder will act as trustee for such Indemnified Parties of the covenants of the Company under this Article 3 with respect to such Indemnified Parties and accepts these trusts and will hold and enforce those covenants on behalf of such Indemnified Parties.

3.8	Company is Trustee

The Shareholders hereby acknowledge and agree that, with respect to this Article 3, the Company is contracting on its own behalf and as agent for the other Indemnified Parties referred to in this Article 3. In this regard, the Company will act as trustee for such Indemnified Parties of the covenants of the Shareholders under this Article 3 with respect to such Indemnified Parties and accepts these trusts and will hold and enforce those covenants on behalf of such Indemnified Parties.

Article 4
GENERAL PROVISIONS

4.1	Changes in Capital of the Company

At all times after the occurrence of any event which results in a change to the Common Shares, this Agreement will forthwith be amended and modified as necessary in order that it will apply with full force and effect, with appropriate changes, to all new securities into which the Common Shares are so changed and the parties will execute and deliver a supplemental agreement giving effect to and evidencing such necessary amendments and modifications.

4.2	Articles

So long as this Agreement shall remain in effect, subject to applicable legal requirements, the Articles shall accommodate and be subject to, and not in any respect conflict with, the rights and obligations set forth herein. In the event of any conflict or inconsistency between the terms of this Agreement and the Articles, as may be amended from time to time, the terms of this Agreement shall prevail.

4.3	Term

This Agreement shall come into force and effect as of the date set out on the first page of this Agreement and, except as provided below, shall continue in force until the earlier of:

(a)	the date upon which the Common Shares owned, controlled or directed, directly or indirectly, in the aggregate, by Shareholders and their affiliates constitute less than 5% of all of the issued and outstanding Common Shares (calculated on a fully diluted basis);
(b)	the date on which this Agreement is terminated by the mutual consent of the Parties; or
(c)	the dissolution or liquidation of the Company.

Notwithstanding the foregoing, the provisions of Article 4 shall continue in force in accordance with their terms after the termination of this Agreement.

4.4	Termination Not to Affect Rights or Obligations

A termination of this Agreement shall not affect or prejudice any rights or obligations which have accrued or arisen under this Agreement prior to the time of termination and such rights and obligations shall survive the termination of this Agreement.

4.5	Remedies

The Parties shall have all remedies available at law, in equity or otherwise in the event of any breach or violation of this Agreement or any default hereunder. Each Party hereto acknowledges that a breach or threatened breach by a Party of any provision of this Agreement may result in the other Parties suffering irreparable harm which cannot be calculated fully or adequately compensated by recovery of damages alone. Accordingly, each Party agrees that the other Parties may be entitled to interim and permanent injunctive relief, specific performance and other equitable remedies, in addition to any other relief to which it or any other Party may become entitled, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived. No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other Party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission nor waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

4.6	Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by prepaid mail, by electronic mail or by delivery as hereafter provided. Any such notice or other communication, if mailed by prepaid mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, shall be deemed to have been received on the sixth Business Day after the post-marked date thereof, or if sent by electronic mail, shall be deemed to have been received two hours after the time such transmission was sent, if such time falls within business hours in the place of delivery, or at 9:00 a.m. on the next Business Day immediately following such date in the place of delivery of the intended recipient, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address shall also be governed by this Section 4.6. In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications shall be delivered by hand or sent by electronic mail and shall be deemed to have been received in accordance with this Section 4.6. Notices and other communications shall be addressed as follows:

(a)	if to the Shareholders:

Orion Mine Finance Fund II LP
c/o Maples Group

Cumberland House, 1 Victoria St, 7th Floor

Hamilton HM 11

Bermuda

Attention: Limor Nissan, COO & General Counsel
Email: [Redacted]

and

Orion Mine Finance Fund III LP
c/o Maples Group

PO Box 309, Ugland House

KY1-1104

Cayman Islands

Attention: Limor Nissan, COO & General Counsel
Email: [Redacted]

(b)	if to the Company:

Sandstorm Gold Ltd.

Suite 1400-400 Burrard Street

Vancouver, BC V6C 3A6

Canada

Attention: Nolan Watson, President & CEO
Email: [Redacted]

(c)	The failure to send or deliver a copy of a notice or other communication to the referred to counsel, as the case may be, shall not invalidate any notice given under this Section 4.6.
4.7	Time of Essence

Time is of the essence of this Agreement.

4.8	Time Periods

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the Business Day immediately following if the last day of the period is not a Business Day.

4.9	Further Assurances

Each Party shall use reasonable efforts to take all such steps, execute all such documents and do all such acts and things as may be reasonably within its power to implement to their full extent the provisions of this Agreement and to cause the Company to act in the manner contemplated by this Agreement.

4.10	Independent Legal Advice

The Parties acknowledge that they have entered into this Agreement willingly with full knowledge of the obligations imposed by the terms of this Agreement. Further, the Parties acknowledge that they have been afforded the opportunity to obtain independent legal advice and confirm by the execution of this Agreement that they have either done so or waived their right to do so, and agree that this Agreement constitutes a binding legal obligation and that they are estopped from raising any claim on the basis that they have not obtained such advice.

4.11	Assignment

Except as may be expressly provided in this Agreement, and except for an assignment of the rights and obligations under this Agreement by a Shareholder to a Permitted Transferee (which assignment will be permitted), none of the Parties may assign its rights or obligations under this Agreement without the prior written consent of all of the other Parties. Without prejudice to any other or similar conditions imposed hereunder with respect to such transfer, no assignment permitted under the terms of this Section 4.11 will be effective unless and until the transferee to which the assignment is being made, if not a Shareholder, has delivered to the Company the executed joinder agreement in the form attached as Exhibit A hereto agreeing to be bound by, and be party to, this Agreement. A transferee to whom rights are transferred pursuant to this Section 4.11 may not again transfer those rights to any other transferee, other than as provided in this Section 4.11. Nothing in this Agreement shall prohibit any assignment by operation of law (including by way of amalgamation, merger or other business combination).

4.12	Waiver, Amendment

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right. This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by all of the Parties.

4.13	Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the matters contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties related to such matters. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into this Agreement.

4.14	Successors and Assigns

This Agreement becomes effective only when executed by all of the Parties. After that time, it is binding on and enures to the benefit of the Parties and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns.

4.15	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable, by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

4.16	Governing Law
(a)	This Agreement is governed by, and will be interpreted and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.
(b)	Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto, and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.
4.17	Waiver of Jury Trial

EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

4.18	Counterparts

This Agreement may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by email or other electronic means is as effective as a manually executed counterpart of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

SANDSTORM GOLD LTD.
By:	(signed) Nolan Watson
Name: Nolan Watson
Title: President and Chief Executive Officer
By:	(signed) Erfan Kazemi
Name: Erfan Kazemi
Title: Chief Financial Officer

ORION MINE FINANCE FUND III LP
By:	(signed) Oskar Lewnowski
Name: Oskar Lewnowski
Title: Chief Investment Officer of Orion Mine Finance GP III LLC, GP of Orion Mine Finance GP III LP, GP of Orion Mine Finance Fund III LP

ORION MINE FINANCE FUND II LP
By:	(signed) Oskar Lewnowski
Name: Oskar Lewnowski
Title: Director of Orion Mine Finance GP II Limited, GP of Orion Mine Finance GP II LP, GP of Orion Mine Finance II LP

Schedule A
REGISTRATION RIGHTS PROCEDURES

1.1 Registration Procedures

(a)	Upon exercise of the Demand Registration or Shelf Registration rights as set forth in this Agreement, the Company will use reasonable best efforts in accordance with this Agreement to effect such Registration of Registrable Securities to permit the offer and sale or other disposition or Distribution of Registrable Securities of the Shareholders in the United States and/or one or more Canadian jurisdictions, other than Quebec (as applicable) as directed by such Shareholders, and in pursuance thereof the Company will, as applicable to the relevant exercise of such rights, as soon as practicable:
(i)	following the Company’s receipt of the Initiating Notice in respect of the exercise of a Demand Registration right pursuant to Section 2.1(a) or a Shelf Registration right pursuant to Section 2.2(d) (and in any event within 21 days of a Shelf Registration right pursuant to Section 2.2(a)) in respect of a Distribution in the United States, as applicable, prepare and file with the SEC a Registration Statement or Registration Statements on such form as shall be available for the sale of the Registrable Securities by the Shareholders or by the Company in accordance with the intended method or methods of distribution thereof (which may be a Registration Statement filed on Form F-10 under the MJDS (if then available)), make all required filings with FINRA, and, if such Registration Statement is not automatically effective upon filing, use its reasonable best efforts to cause such Registration Statement to be declared effective as soon as practicable and to remain effective as provided herein; provided, however, before filing a Registration Statement or Prospectus or any amendments or supplements thereto (including Free Writing Prospectuses) and, to the extent reasonably practicable, documents that would be incorporated by reference or deemed to be incorporated by reference in a Registration Statement filed pursuant to a Demand Registration, the Company shall furnish or otherwise make available to the Shareholders of the Registrable Securities covered by such Registration Statement, their counsel and the managing underwriter(s), if any, copies of all such documents proposed to be filed (including exhibits thereto), which documents will be subject to the reasonable review and comment of such Shareholders and counsel, and such other documents reasonably requested by such Shareholders and counsel, including any comment letter from the SEC, and, if requested by such Shareholders or counsel, provide such Shareholders or counsel, as applicable, reasonable opportunity to participate in the preparation of such Registration Statement and each Prospectus included therein and such other opportunities to conduct a reasonable investigation within the meaning of the U.S. Securities Act, including reasonable access to the Company’s books and records, officers, accountants and other advisors. The Company will include comments to any Registration Statement and any amendments or supplements thereto from Shareholders or their counsel, or the managing underwriters, if any, as reasonably requested on a timely basis;

(ii)	prepare and file with the SEC such amendments, including post-effective amendments, and supplements to such Registration Statement and the Prospectus used in connection therewith and such Free Writing Prospectuses and U.S. Exchange Act reports as may be necessary to keep such Registration Statement continuously effective during the applicable period provided herein and comply in all material respects with the provisions of the U.S. Securities Act with respect to the disposition of all securities covered by such Registration Statement; and cause the related Prospectus to be supplemented by any prospectus supplement as may be necessary to comply with the provisions of the U.S. Securities Act with respect to the disposition of the securities covered by such Registration Statement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the U.S. Securities Act in each case, until such time as all of such securities have been disposed of in accordance with the intended method or methods of disposition by the Shareholders set forth in such Registration Statement or otherwise cease to be “Registrable Securities”;
(iii)	to the extent necessary and advisable in connection with the foregoing registration under the U.S. Securities Act, prepare and file in the English language with the applicable Canadian securities authorities, other than Quebec (collectively, the “Canadian Securities Regulators”) a preliminary Canadian Prospectus (if applicable), as soon as reasonably practicable after the Company’s receipt of the Initiating Notice in respect of the exercise of a Demand Registration right pursuant to Section 2.1(a) or a Shelf Registration pursuant to Section 2.2(a) or 2.2(d), as applicable, and, promptly thereafter, a final Canadian Prospectus under and in compliance with the applicable Canadian Securities Laws, relating to the applicable Demand Registration, including all exhibits, financial statements and such other related documents required by the Canadian Securities Regulators to be filed therewith, and if applicable, use its reasonable best efforts to cause the applicable Canadian Securities Regulator or Canadian Securities Regulators to issue a receipt for such Canadian Prospectuses; and the Company will furnish to the Shareholders and the managing underwriters or underwriters, if any, copies of such Canadian Prospectuses and any amendments or supplements in the form filed with the Canadian Securities Regulators, promptly after the filing of such Canadian Prospectuses, amendments or supplements;
(iv)	prepare and file with the Canadian Securities Regulators such amendments and supplements to the Canadian Prospectus as may be necessary to complete the Distribution of all such Registrable Securities and as required under the BC Securities Act or under any applicable provisions of Canadian Securities Laws;

(v)	after notice thereof is received by the Company, notify the Shareholders and the managing underwriter or underwriters, if any, and (if requested) confirm such advice in writing: (i) when the Registration Statement, Prospectus, Canadian Prospectus, Canadian Shelf Prospectus Supplement or any amendment thereto has been filed or, if applicable, a receipt has been issued, and furnish to the Shareholders and managing underwriters or underwriters, if any, with copies thereof; (ii) of any request by the SEC for amendments to the Registration Statement or related Prospectus or for additional information; (iii) of any request by the Canadian Securities Regulators for amendments to the Canadian Prospectus or for additional information; (iv) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceedings for that purpose; (v) of the issuance by the Canadian Securities Regulators of any stop order or cease trade order relating to the Canadian Prospectus or any order preventing or suspending the use of any Canadian Prospectus or the initiation or threatening of any proceedings for such purposes; and (vi) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;
(vi)	notify the Shareholders and the managing underwriter or underwriters, if any, when the Company becomes aware of the happening of any event as a result of which the Registration Statement or Canadian Prospectus, as applicable, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statement therein (in the case of the Prospectus in light of the circumstances under which they were made) when such Registration Statement or Canadian Prospectus was delivered not misleading, fails to constitute full, true and plain disclosure of all material facts regarding the Registrable Securities when such Registration Statement or Canadian Prospectus was delivered or if for any other reason it will be necessary during such time period to amend or supplement the Registration Statement or Canadian Prospectus in order to comply with the Securities Laws and, in either case as promptly as practicable, prepare and file with the SEC or Canadian Securities Regulators, respectively, and furnish to the Shareholders and the managing underwriters or underwriters, if any, a supplement or amendment to such Registration Statement or Canadian Prospectus which will correct such statement or omission or effect such compliance;
(vii)	use reasonable best efforts to obtain the withdrawal of any stop order, cease trade order or other order against the Company or affecting the securities of the Company suspending the use of any Registration Statement or Canadian Prospectus or suspending the qualification of any Registrable Securities covered by the Registration Statement or Canadian Prospectus, or the initiation or the threatening of any proceedings for such purposes;

(viii)	furnish to the Shareholders and each managing underwriter or underwriters, if any, without charge, one executed copy and as many conformed copies as they may reasonably request, of the Registration Statement, preliminary Canadian Prospectus and final Canadian Prospectus, as applicable, including financial statements and schedules thereto and all documents incorporated therein by reference, and provide the Shareholders and their respective counsel with a reasonable opportunity to review and provide comments to the Company on the Registration Statement or Canadian Prospectus, as applicable;
(ix)	deliver to the Shareholders and the underwriters, if any, without charge, as many commercial copies of the Registration Statement, preliminary Canadian Prospectus or final Canadian Prospectus, as applicable, and any amendment or supplement thereto as such Persons may reasonably request (it being understood that the Company consents to the use of the Registration Statement, preliminary Canadian Prospectus and final Canadian Prospectus, as applicable, or any amendment or supplement thereto by each of the Shareholders and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by the Registration Statement, preliminary Canadian Prospectus or final Canadian Prospectus or any amendment or supplement thereto) and such other documents as the Shareholders may reasonably request in order to facilitate the disposition of the Registrable Securities by such Person;
(x)	use reasonable best efforts to qualify, and cooperate with the Shareholders, the managing underwriter or underwriters, if any, and their respective counsel in connection with the qualification of, such Registrable Securities for offer and sale under the Securities Laws of each jurisdiction (other than Quebec), as applicable, as any such Person or underwriter reasonably requests in writing provided that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;
(xi)	in connection with any underwritten offering enter into customary agreements, including an underwriting agreement with the underwriter or underwriters, such agreements to contain such representations and warranties by the Company and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions and indemnification provisions and/or agreements substantially consistent with Article 3 of the Agreement, but in any event, which agreements will contain provisions for the indemnification by the underwriter or underwriters in favour of the Company with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement or Canadian Prospectus, as applicable, included in reliance upon and in conformity with written information furnished to the Company by any underwriter in writing;

(xii)	but in any event within 2 days after filing with the SEC or Canadian Securities Regulators any document which is incorporated by reference into the Registration Statement or Canadian Prospectus, as applicable, provide copies of such document to the Shareholders and their respective counsel and to the managing underwriters or underwriters, if any;
(xiii)	file, and to not withdraw, a notice declaring its intention to be qualified to file a short form prospectus as soon as permitted by applicable Securities Laws;
(xiv)	use its reasonable best efforts to obtain a customary legal opinion, in the form and substance as is customarily given by external company counsel in securities offerings, addressed to the underwriters, if any, and such other Persons as the underwriting agreement may reasonably specify, and a customary “comfort letter” from the Company’s auditor and/or the auditors of any financial statements included or incorporated by reference in a Registration Statement or Canadian Prospectus, as applicable;
(xv)	furnish to the managing underwriter or underwriters, if any, and such other Persons as the managing underwriter or underwriters may reasonably specify, such corporate certificates, satisfactory to the managing underwriter or underwriters acting reasonably, as are customarily furnished in securities offerings, and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as the managing underwriter or underwriters may reasonably request;
(xvi)	provide and cause to be maintained a transfer agent and registrar for such Registrable Securities not later than the effective date of the Registration Statement, if applicable, or the date a receipt is issued for the final Canadian Prospectus by the applicable Canadian Securities Regulators and use its reasonable best efforts to cause all Registrable Securities covered by the Registration Statement or Canadian Prospectus, as applicable, to be listed on each Stock Exchange;
(xvii)	participate in such marketing efforts as the Shareholders or managing underwriter or underwriters, if any, determine are reasonably necessary, such as “roadshows”, institutional investor meetings and similar events;
(xviii)	cooperate with each Shareholder and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA;
(xix)	in the case of a Distribution under a Registration Statement, otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC (including Regulation M), and make available to the Shareholders, as soon as reasonably practicable (but no more than 18 months after the effective date of the Registration Statement or such later date as provided by Section 11(d) of the U.S. Securities Act), an earnings statement covering the period of at least 12 months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement (or such later date as provided by Section 11(d) of the U.S. Securities Act), which earnings statement will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 thereunder; and

(xx)	take such other actions and execute and deliver such other documents as may be reasonably necessary to give full effect to the rights of each Shareholder under the Agreement.

1.2.       Shareholders’ Obligations

(a)	The Company may require the Shareholders to furnish to the Company such information regarding the Distribution of such Registrable Securities and such other information relating to the Shareholders and their respective beneficial ownership of Registrable Securities as the Company may from time to time reasonably request in writing in order to comply with applicable Securities Laws in each jurisdiction in which a Demand Registration or Shelf Registration is to be effected. The Shareholders agree to furnish such information to the Company and to cooperate with the Company as necessary to enable the Company to comply with the provisions of the Agreement and applicable Securities Laws. The Shareholders will promptly notify the Company when a Shareholder becomes aware of the happening of any event (insofar as it relates to such Shareholder or information provided by such Shareholder in writing for inclusion in the applicable Registration Statement or Prospectus) as a result of which the Registration Statement, preliminary Canadian Prospectus or final Canadian Prospectus, as applicable, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statement therein (in the case of the Prospectus in light of the circumstances under which they were made) when such Registration Statement or Prospectus was delivered not misleading or, if for any other reason it will be necessary during such time period to amend or supplement Registration Statement, preliminary Canadian Prospectus or final Canadian Prospectus in order to comply with applicable Securities Laws.
(b)	In addition, the Shareholders shall, if required under applicable Securities Laws, execute any certificate forming part of a Registration Statement to be filed with the SEC or Canadian Prospectus to be filed with the applicable Canadian Securities Regulators.
(c)	In connection with any underwritten offering in connection with a Demand Registration or Shelf Registration, the Shareholders shall enter into customary agreements, including an underwriting agreement with the underwriter or underwriters, provided that no Shareholder included in any such underwritten offering shall be required to make any representations or warranties to or agreements with the Company or the underwriters in connection with an underwritten offering (other than representations and warranties regarding such Shareholder, such Shareholder’s title to the Registrable Securities and such Shareholder’s intended method of distribution) or to undertake any indemnification obligations to the Company or the underwriters with respect thereto, except as otherwise specifically provided in Article 3, but in any event, which agreements will contain provisions for the indemnification by the underwriter or underwriters in favour of the Shareholders with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement, preliminary Canadian Prospectus or final Canadian Prospectus, as applicable, included in reliance upon and in conformity with written information furnished to the Company by the underwriter in writing.

Exhibit A

JOINDER AGREEMENT

Reference is made to the Registration Rights Agreement, dated as of [•], 2022 (as amended from time to time, the “Agreement”), by and among SANDSTORM GOLD LTD., a corporation existing under the laws of the Province of British Columbia,[SHAREHOLDER], and the other parties thereto, if any. The undersigned agrees, by execution hereof, to become a party to, and to be subject to the rights and obligations under the Agreement.

[NAME]

By: ____________________________
     Name:
     Title:

Date:

Address:

Acknowledged by:

SANDSTORM GOLD LTD.

By: ____________________________
     Name:
     Title:

Date: